UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28800 / June 24, 2009

In the Matter of	:
	:
Genworth Life & Annuity VA Separate Account 3	:
6610 West Broad Street	:
Richmond, Virginia 23230	:
	:
(811-21970)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Genworth Life & Annuity VA Separate Account 3 ("Applicant"), a unit investment trust
registered under the Investment Company Act of 1940 ("1940 Act") filed an application
on December 30, 2008 and an amended and restated application on February 20, 2009
and May 27, 2009, under section 8(f) of the 1940 Act, requesting an order declaring that
it has ceased to be an investment company as defined by the 1940 Act.

On May 29, 2009, a notice of filing of the application was issued (Investment Company
Act Release No. IC-28751). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, pursuant to section 8(f) of the 1940 Act, that the registration of Genworth Life & Annuity VA Separate Account 3 (811-21970) under the 1940 Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary